 Exhibit 2

FIRSTSERVICE CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

Year ended

December 31, 2025

FIRSTSERVICE CORPORATION

MANAGEMENT’S REPORT

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and management discussion and analysis (“MD&A”) of FirstService Corporation (the “Company”) and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America using the best estimates and judgements of management, where appropriate. The most significant of these accounting principles are set out in Note 2 to the consolidated financial statements. Management has prepared the financial information presented elsewhere in this annual report and has ensured that it is consistent with the consolidated financial statements.

The MD&A has been prepared in accordance with National Instrument 51-102 of the Canadian Securities Administrators, taking into consideration other relevant guidance, including Regulation S-K of the US Securities and Exchange Commission.

The Board of Directors of the Company has an Audit Committee consisting of three independent directors. The Audit Committee meets regularly to review with management and the independent auditors any significant accounting, internal control, auditing and financial reporting matters.

These consolidated financial statements have been audited by PricewaterhouseCoopers LLP, which have been appointed as the independent registered public accounting firm of the Company by the shareholders. Their report outlines the scope of their examination and opinion on the consolidated financial statements and the effectiveness of ICFR at December 31, 2025. As auditors, PricewaterhouseCoopers LLP have full and independent access to the Audit Committee to discuss their findings.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of its effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has excluded nine entities acquired by the Company in purchase business combinations during the 2025 fiscal year from its assessment of internal control over financial reporting as at December 31, 2025. The total assets and total revenues of the nine majority-owned entities represent 1.4% and 2.8%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2025.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2025, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2025, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2025, has been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm as stated in their report which appears herein.

/s/ Scott Patterson Chief Executive Officer February 20, 2026	/s/ Jeremy Rakusin Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of FirstService Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of FirstService Corporation and its subsidiaries (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of earnings, of comprehensive earnings, of shareholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Report on Internal Control Over Financial Reporting, management has excluded nine entities from its assessment of internal control over financial reporting as of December 31, 2025 because they were acquired by the Company in purchase business combinations during 2025. We have also excluded these nine entities from our audit of internal control over financial reporting. These entities are majority-owned subsidiaries whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting collectively represent 1.4% and 2.8%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2025.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill impairment assessments

As described in Notes 2 and 9 to the consolidated financial statements, the Company’s goodwill balance was $1,501 million, which included $363 million of goodwill attributable to one of the reporting units within the FirstService Brands segment, as of December 31, 2025. Goodwill is tested for impairment annually as of August 1, or more frequently if events or changes in circumstances indicate that goodwill might be impaired. Impairment is tested by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount (the qualitative assessment). The Company also has an unconditional option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing a quantitative goodwill impairment assessment. In the current year, the Company performed a quantitative goodwill impairment assessment by comparing the fair value estimate of each reporting unit to its carrying amount, including goodwill, which resulted in no impairment for the reporting units. Subsequent to the annual impairment assessment, management performed an interim goodwill impairment assessment for one of the reporting units within the FirstService Brands segment during the fourth quarter of 2025 primarily as a result of continued declining organic revenue, which resulted in no impairment for the reporting unit. Fair value is estimated using a market multiple method. Management applied significant judgment in estimating the fair values of the Company’s reporting units, which included selecting significant assumptions relating to (i) the market multiples of earnings before interest, taxes, depreciation and amortization (EBITDA), and (ii) EBITDA, where applicable.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessments is a critical audit matter are (i) the significant judgments made by management when developing the fair value estimates of the Company’s reporting units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the market multiples of EBITDA, and EBITDA, where applicable; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included obtaining an understanding, evaluating the design and testing the operating effectiveness of controls relating to management’s goodwill impairment assessments, including controls over the valuation of the Company’s reporting units. These procedures also included, among others (i) testing management’s process for developing the fair value estimates of the Company’s reporting units; (ii) evaluating the appropriateness of the market multiple method; (iii) testing the completeness and accuracy of underlying data used in the market multiple method; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the market multiples of EBITDA, and EBITDA, where applicable. Evaluating the reasonableness of the market multiples of EBITDA involved, where applicable (i) comparing the market multiples of EBITDA to the market multiples of similar prior acquisitions made by the Company and to the current trading multiples of the Company; (ii) comparing the market multiples of EBITDA to the market multiples of comparable entities with similar operations and economic characteristics; and (iii) performing sensitivity analyses. Evaluating the reasonableness of EBITDA involved considering, where applicable, (i) the current and past performance of the reporting unit; (ii) external market and industry data; and (iii) evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the market multiple method and the reasonableness of the market multiples of EBITDA.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 20, 2026

We have served as the Company’s auditor since 2014.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of US dollars, except per share amounts)

Years ended December 31	2025	2024

Revenues (note 3)	$5,497,500	$5,216,894

Cost of revenues (exclusive of depreciation and amortization shown below)	3,651,314	3,498,974
Selling, general and administrative expenses	1,310,778	1,229,541
Depreciation	107,971	92,873
Amortization of intangible assets	77,238	72,396
Acquisition-related items (note 4)	12,121	(14,402)
Operating earnings	338,078	337,512

Interest expense, net	73,702	82,853
Other income, net	(2,136)	(3,239)
Earnings before income tax	266,512	257,898
Income tax (note 14)	75,765	70,124
Net earnings	190,747	187,774

Non-controlling interest share of earnings (note 11)	15,874	15,624
Non-controlling interest redemption increment (note 11)	29,826	37,775
Net earnings attributable to Company	$145,047	$134,375

Net earnings per common share (note 15)

Basic	$3.19	$2.98
Diluted	$3.17	$2.97

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS
(in thousands of US dollars)

Years ended December 31	2025	2024

Net earnings	$190,747	$187,774

Foreign currency translation gain (loss)	3,909	(8,059)
Comprehensive earnings	194,656	179,715

Less: Comprehensive earnings attributable to non-controlling interest	45,700	53,399

Comprehensive earnings attributable to Company	$148,956	$126,316

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars)

As at December 31	2025	2024
Assets
Current assets
Cash and cash equivalents	$154,425	$227,598
Restricted cash	25,665	16,088
Accounts receivable, net of allowance of $27,334 (December 31, 2024 - $24,921) (note 2)	922,106	947,517
Income tax recoverable	22,112	9,431
Inventories, net (note 6)	274,243	279,626
Prepaid expenses and other current assets	105,229	79,093
	1,503,780	1,559,353

Other receivables	4,720	3,925
Other assets	24,754	24,082
Deferred income tax (note 14)	4,979	2,114
Fixed assets (note 7)	289,718	253,994
Operating lease right-of-use assets (note 5)	269,573	240,518
Intangible assets (note 8)	684,739	715,483
Goodwill (notes 2 and 9)	1,501,450	1,395,383
	2,779,933	2,635,499
	$4,283,713	$4,194,852

Liabilities and shareholders' equity
Current liabilities
Accounts payable	$158,511	$174,066
Accrued liabilities (note 6)	388,554	367,443
Income tax payable	12,720	8,383
Unearned revenues	209,226	190,885
Operating lease liabilities - current (note 5)	59,113	53,115
Long-term debt - current (note 10)	13,649	41,567
Contingent acquisition consideration - current (note 16)	40,377	15,307
	882,150	850,766

Long-term debt - non-current (note 10)	1,069,027	1,257,143
Operating lease liabilities - non-current (note 5)	242,593	214,423
Contingent acquisition consideration (note 16)	6,575	51,941
Unearned revenues	25,523	23,275
Other liabilities	92,664	75,326
Deferred income tax (note 14)	102,991	84,895
	1,539,373	1,707,003
Redeemable non-controlling interests (note 11)	486,191	449,337

Shareholders' equity	1,375,999	1,187,746
	$4,283,713	$4,194,852

Contingencies (note 17)

The accompanying notes are an integral part of these financial statements.

On behalf of the Board of Directors,
/s/ Joan Sproul	/s/ D. Scott Patterson
Director	Director

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other
	outstanding		Contributed	Retained	comprehensive
	shares	Amount	surplus	Earnings	earnings (loss)	Total
Balance, December 31, 2023	44,682,427	$855,817	$95,220	$77,480	$(4,371)	$1,024,146

Net earnings	-	-	-	134,375	-	134,375
Other comprehensive loss	-	-	-	-	(8,059)	(8,059)

Common Shares:
Stock option expense	-	-	25,311	-	-	25,311
Stock options exercised	586,245	74,091	(15,737)	-	-	58,354
Dividends	-	-	-	(46,381)	-	(46,381)
Balance, December 31, 2024	45,268,672	$929,908	$104,794	$165,474	$(12,430)	$1,187,746

Net earnings	-	-	-	145,047	-	145,047
Other comprehensive earnings	-	-	-	-	3,909	3,909

Common Shares:
Stock option expense	-	-	27,387	-	-	27,387
Stock options exercised	453,814	76,646	(14,611)	-	-	62,035
Dividends	-	-	-	(50,125)	-	(50,125)
Balance, December 31, 2025	45,722,486	$1,006,554	$117,570	$260,396	$(8,521)	$1,375,999

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of US dollars)

Years ended December 31	2025	2024

Cash provided by (used in)

Operating activities
Net earnings	$190,747	$187,774

Items not affecting cash:
Depreciation and amortization	185,209	165,269
Deferred income tax	2,465	(13,986)
Contingent acquisition consideration fair value adjustments	(4,195)	(20,023)
Stock-based compensation	27,387	25,311
Other	2,133	517

Changes in non-cash working capital:
Accounts receivable	59,594	(42,306)
Inventories	18,126	(19,414)
Prepaid expenses and other current assets	(25,484)	(15,026)
Accounts payable	(32,396)	14,216
Accrued liabilities	8,589	2,096
Income tax payable	(8,344)	6,290
Unearned revenues	12,393	(9,127)
Other liabilities	21,851	23,438

Contingent acquisition consideration paid	(12,134)	(19,355)
Net cash provided by operating activities	445,941	285,674

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(107,162)	(212,246)
Purchases of fixed assets	(127,705)	(112,798)
Other investing activities	(10,329)	1,342
Net cash used in investing activities	(245,196)	(323,702)

Financing activities
Proceeds from long-term debt	135,956	367,000
Repayment of long-term debt	(350,685)	(263,423)
Purchases of non-controlling interests	(35,331)	(26,090)
Sale of interests in subsidiaries to non-controlling interests	1,490	1,736
Contingent acquisition consideration paid	(10,776)	(10,049)
Proceeds received on exercise of stock options	62,035	58,354
Dividends paid to common shareholders	(48,886)	(43,828)
Distributions paid to non-controlling interests	(17,133)	(9,292)
Net cash provided by (used in) financing activities	(263,330)	74,408

Effect of exchange rate changes on cash	(1,011)	429

Increase (decrease) in cash, cash equivalents and restricted cash	(63,596)	36,809

Cash, cash equivalents and restricted cash, beginning of year	243,686	206,877

Cash, cash equivalents and restricted cash, end of year	$180,090	$243,686

FIRSTSERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US dollars, except share and per share amounts)

1.	Description of the business

FirstService Corporation (the “Company”) is a North American provider of residential property management and other essential property services to residential and commercial customers. The Company’s operations are conducted in two segments: FirstService Residential and FirstService Brands. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

FirstService Residential is a full-service property manager and in many markets provides a full range of ancillary services primarily in the following areas: (i) on-site staffing, including building engineering and maintenance, full-service amenity management, security, concierge and front desk personnel; (ii) proprietary banking and insurance products; and (iii) energy conservation and management solutions.

FirstService Brands provides a range of essential property services to residential and commercial customers in North America through company-owned operations and franchise systems. The principal brands in this division include First Onsite Property Restoration, Paul Davis Restoration, Roofing Corp of America, Century Fire Protection, California Closets, CertaPro Painters, Floor Coverings International and Pillar to Post Home Inspectors.

2.	Summary of significant accounting policies

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to the determination of fair values of assets acquired and liabilities assumed in business combinations, and recoverability of goodwill and intangible assets. Actual results could be materially different from these estimates.

Significant accounting policies are summarized as follows:

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries where the Company is the primary beneficiary. Inter-company transactions and accounts are eliminated on consolidation.

Cash and cash equivalents

Cash equivalents consist of short-term interest-bearing securities, which are readily convertible into cash and have original maturities at the date of purchase of three months or less.

Restricted cash

Restricted cash consists of cash over which the Company has legal ownership but is restricted as to its availability or intended use, including funds held on behalf of clients and franchisees.

The Company’s restricted cash balance consists primarily of cash related to our marketing funds in the FirstService Brands segment, cash held for certain employees’ benefit plans, and cash held for insurance broker commissions owed in our FirstService Residential segment.

Accounts Receivable

In the ordinary course of business the Company extends non-interest bearing trade credit to its customers. Accounts receivable are carried at amortized cost and reported on the face of the consolidated balance sheets, net of an allowance for credit losses. The Company maintains an allowance for credit losses to provide for the estimated amount of receivables that will not be collected. The allowance for credit losses is based on the Company’s assessment of the collectability of customer accounts. In determining the allowance for credit losses, the Company analyzes the aging of accounts receivable, historical payment experience, customer creditworthiness and current economic trends that may impact a customer’s ability to pay.

Inventories

Finished goods and supplies and other inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average method. Work-in-progress inventory relates to construction contracts and real estate project management projects in process.

Fixed assets

Fixed assets are carried at cost less accumulated depreciation. The costs of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Fixed assets are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset group may not be recoverable. An impairment loss is recorded to the extent the carrying amount exceeds the estimated fair value of an asset group. Fixed assets are depreciated over their estimated useful lives as follows:

Buildings	20 to 40 years straight-line
Vehicles	3 to 5 years straight-line
Furniture and equipment	3 to 10 years straight-line
Computer equipment and software	3 to 5 years straight-line
Leasehold improvements	term of the lease to a maximum of 10 years straight-line

Fair value

The Company uses the fair value measurements framework for financial assets and liabilities and for non-financial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis. The framework defines fair value, gives guidance for measurement and disclosure, and establishes a three-level hierarchy for observable and unobservable inputs used to measure fair value. The classification of an asset or liability within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The three levels are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Observable market-based inputs other than quoted prices in active markets for identical assets or liabilities

Level 3 – Unobservable inputs for which there is little or no market data, which requires the Company to develop its own assumptions

Financing fees

Financing fees related to our third amended and restated credit agreement (the “Credit Agreement”) with a syndicate of lenders, and our $185,000 of senior unsecured notes (the “Notes”) are deferred and amortized to interest expense using the effective interest method.

Leases

The Company has lease agreements with lease and non-lease components, and has elected to account for each lease component (e.g., fixed rent payments) separately from the non-lease components (e.g., common-area maintenance costs). The Company has also elected not to recognize the right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. Leases are recognized on the balance sheet when the lease term commences, and the associated lease payments are recognized as an expense on a straight-line basis over the lease term.

At lease commencement, which is generally when the Company takes possession of the asset, the Company records a lease liability and a corresponding right-of-use asset. Lease liabilities represent the present value of minimum lease payments over the expected lease term, which includes options to extend or terminate the lease when it is reasonably certain those options will be exercised. The present value of the lease liability is determined using the Company’s incremental collateralized borrowing rate at the lease commencement.

Minimum lease payments include base rent, fixed escalation of rental payments, and rental payments that are adjusted periodically depending on a rate or index.

Right-of-use assets represent the right to control the use of the leased asset during the lease and are initially recognized in an amount equal to the lease liability. In addition, prepaid rent, initial direct costs, and adjustments for lease incentives are components of the right-of-use asset. Over the lease term the lease expense is amortized on a straight-line basis beginning on the lease commencement date. Right-of-use assets are assessed for impairment as part of the impairment of long-lived assets, which is performed whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable.

Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of assets acquired and liabilities assumed in a business combination and is not subject to amortization.

Intangible assets are recorded at fair value on the date they are acquired. They are amortized over their estimated useful lives as follows:

Customer relationships	straight-line over 4 to 20 years
Franchise rights	by pattern of use, currently estimated at 2.5% to 15% per year
Trademarks and trade names	straight-line over 1 to 35 years
Management contracts and other	straight-line over life of contract ranging from 2 to 20 years
Backlog	straight-line over 6 to 12 months

The Company reviews the carrying value of finite life intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable from the estimated future cash flows expected to result from their use and eventual disposition. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset group, an impairment loss is recognized. Measurement of the impairment loss is based on the excess of the carrying amount of the asset group over the fair value calculated using an income approach.

Goodwill is tested for impairment annually, on August 1, or more frequently if events or changes in circumstances indicate the asset might be impaired, in which case the carrying amount of the asset is written down to fair value.

Goodwill is tested for impairment at the reporting unit level. The Company has six reporting units determined with reference to business segment, customer type, service delivery model and geography. As of December 31, 2025, the Company’s goodwill balance was $1,501,450. Goodwill attributable to the FirstService Residential segment was $350,036 and goodwill attributable to the FirstService Brands segment was $1,151,414. Within the FirstService Brands segment, the Restoration reporting unit had $560,040 of goodwill, the Roofing reporting unit had $363,466 of goodwill, the Fire reporting unit had $144,484 of goodwill, and the home improvement reporting unit had $83,424 of goodwill.

Goodwill is tested by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Where it is determined to be more likely than not that its fair value is greater than its carrying amount, then no further testing is required. Where the qualitative analysis is not sufficient to support that the fair value exceeds the carrying amount then a goodwill impairment assessment is performed. The Company also has an unconditional option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing a quantitative goodwill impairment assessment. The Company may resume performing the qualitative assessment in any subsequent period. A quantitative goodwill impairment assessment is performed by comparing the fair value estimate of each reporting unit to its carrying value, including goodwill. Fair value is estimated using a market multiple method, which estimates market multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”) based on comparable entities with similar operations and economic characteristics.

Redeemable non-controlling interests

Redeemable non-controlling interests (“RNCI”) are recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur.

Revenue recognition and unearned revenues

The Company accounts for a contract with a customer when there is approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The Company’s revenues are measured based on consideration specified in the contract of each customer and revenue is recognized as the performance obligations are satisfied by transferring the control of the service or product to a customer.

(a) Revenues from property and amenity management services

Property and amenity management services represent a series of distinct daily services, that in nature are substantially the same, rendered over time. The Company is compensated for these services through monthly management fees and fees associated with ancillary services. Revenue is recognized for the fees associated with the services performed on a straight line basis over the period the services are performed.

The Company also provides additional services outside the scope of the property and amenity management services at the request of a customer which represents a distinct performance obligation. Revenue relating to these services is recognized at a point in time when the service is complete.

(b) Revenues from construction contracts and service operations other than franchisor operations

Revenues are recognized over time as control transfers to the customer as the services are being performed. Revenues are recognized based on percentage of completion, which is based on a ratio of actual costs to total estimated contract costs. In cases where anticipated costs to complete a project exceed the revenue to be recognized, a provision for the additional estimated losses is recorded in the period when the loss becomes apparent. Amounts received from customers in advance of services being provided are recorded as unearned revenues when received and services rendered in advance of billing are recorded as work-in-progress inventory.

(c) Franchisor operations

The Company operates several franchise systems within its FirstService Brands segment. Initial franchise fees are deferred and recognized over the term of the franchise agreement. Royalty revenues, including revenues from administrative and other support services, are recognized based on a contracted percentage of franchisee revenues, as reported by the franchisees on a monthly basis as this reflects performance of the services over time, when the related franchisee revenues occur.

The Company’s franchise systems operate marketing funds on behalf of franchisees. Advertising fund contributions from franchisees are reported as revenues consistent with royalty revenues, when the related franchisee revenues occur, and advertising fund expenditures are reported as expenses, when incurred in the statements of earnings. To the extent that contributions received exceed advertising expenditures, the excess amount is accrued and offset as unearned revenue, whereas any expenditures in excess of contributions are expensed as incurred. As such, advertising fund contributions and the related revenues and expenses may be reported in different periods.

Stock-based compensation

For equity classified awards, compensation cost is measured at the grant date based on the estimated fair value of the award. The related stock option compensation expense is allocated using the graded attribution method.

Notional value appreciation plans

Under these plans, subsidiary employees are compensated if the notional value of the subsidiary increases. Awards under these plans generally have a term of up to fifteen years and a vesting period of five years. The increase in notional value is calculated with reference to growth in earnings relative to a fixed threshold amount plus or minus changes in indebtedness relative to a fixed opening amount. If an award is subject to a vesting condition, then graded attribution is applied to the intrinsic value. The related compensation expense is recorded in selling, general and administrative expenses, the current liability is recorded in accrued liabilities, and the non-current portion is recorded in other liabilities.

Foreign currency translation

Assets, liabilities and operations of foreign subsidiaries are recorded based on the functional currency of each entity. For certain foreign operations, the functional currency is the local currency, in which case the assets, liabilities and operations are translated at current exchange rates from the local currency to the reporting currency, the US dollar. The resulting unrealized gains or losses are reported as a component of accumulated other comprehensive earnings. Realized and unrealized foreign currency gains or losses related to any foreign dollar denominated monetary assets and liabilities are included in net earnings.

Income tax

Income tax has been provided using the asset and liability method whereby deferred income tax assets and liabilities are recognized for the expected future income tax consequences of events that have been recognized in the consolidated financial statements or income tax returns. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse, be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in earnings in the period in which the change occurs. A valuation allowance is recorded unless it is more likely than not that realization of a deferred income tax asset will occur based on available evidence.

The Company recognizes uncertainty in tax positions taken or expected to be taken in a tax return by recording a liability for unrecognized tax benefits on its balance sheet. Uncertainties are quantified by applying a prescribed recognition threshold and measurement attribute.

The Company classifies interest and penalties associated with income tax positions in income tax expense.

During the year, the Company adopted ASU 2023-9 – Improvements to Income Tax Disclosures. This ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The Company adopted this standard retrospectively.

Business combinations

All business combinations are accounted for using the purchase method of accounting. Transaction costs are expensed as incurred.

The determination of fair values of assets and liabilities assumed in business combinations requires the use of estimates and judgement by management, particularly in determining fair values of intangible assets acquired.

The fair value of the contingent consideration is classified as a financial liability and is recorded on the balance sheet at the acquisition date and is re-measured at fair value at the end of each period until the end of the contingency period, with fair value adjustments recognized in operating earnings.

3.	Revenue from contracts with customers

Disaggregated revenues are as follows:

	Year ended
	December 31
	2025	2024
Revenues

FirstService Residential	$2,286,597	$2,134,469
FirstService Brands company-owned operations	2,973,944	2,857,489
FirstService Brands franchisor	226,883	216,558
FirstService Brands franchise fee	10,076	8,378

The Company disaggregates revenue by segment. Within the FirstService Brands segment, the Company further disaggregates its company-owned operations revenue; these businesses primarily recognize revenue over time as they perform because of continuous transfer of control to the customer. As such, revenue is recognized based on the extent of progress towards completion of the performance obligation. The Company uses the percentage of completion method.

We believe this disaggregation best depicts how the nature, amount, timing and uncertainty of the Company’s revenue and cash flows are affected by economic factors.

The Company’s backlog represents remaining performance obligations and is defined as contracted work yet to be performed. As at December 31, 2025, the aggregate amount of backlog was $1,027,757 (2024 - $924,803). The Company expects to recognize revenue on the majority of the remaining backlog over the next 12 months.

The majority of current unearned revenues as at December 31, 2024 was recognized into income during 2025.

4.	Acquisitions

2025 acquisitions:

The Company completed nine acquisitions during the year, two in the FirstService Residential segment and seven in the FirstService Brands segment. In the FirstService Residential segment, the Company acquired an amenity management firm, headquartered in Ithaca, New York, as well as a property management company located in Edmonton, Alberta. Within the FirstService Brands segment, the Company acquired three roofing businesses located in Alberta, Canada, San Diego, California, and Lakeland, Florida, respectively. In addition, the Company acquired a Paul Davis franchisee operating in Pennsylvania, an independent restoration company located in British Columbia, as well as two fire protection businesses headquartered in Salt Lake City, Utah, and Wilmington, Delaware, respectively.

Details of these acquisitions are as follows:

Aggregate
Acquisitions

Accounts receivable	$31,214
Other current assets	13,806
Non-current assets	16,561
Accounts payable	(16,286)
Accrued liabilities	(4,162)
Other current liabilities	(16,786)
Non-current liabilities	(2,002)
Deferred tax liabilities	(13,883)
Redeemable non-controlling interest	(41,310)
$(32,848)

Cash consideration, net of cash acquired of $7,629	$107,162
Acquisition date fair value of contingent consideration	6,990
Total purchase consideration	$114,152

Acquired intangible assets	$45,035
Goodwill	$101,965

Acquisition-related items included both transaction costs and contingent acquisition consideration fair value adjustments. Acquisition-related transaction costs for the year ended December 31, 2025 totaled $16,316 (2024 - $5,621). Also included in acquisition-related items was a reversal of $4,195 related to contingent acquisition consideration fair value adjustments (2024 - reversal of $20,023).

The purchase price allocations for certain transactions completed in the last twelve months are not yet finalized, pending final determination of the fair value of assets acquired, the corresponding deferred tax liabilities, and final working capital adjustments. The acquisitions referred to above were accounted for by the purchase method of accounting for business combinations. Accordingly, the accompanying consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates. There have been no material changes to the estimated purchase price allocations that were finalized throughout the year ended December 31, 2025.

The amount of revenues and earnings contributed from the date of acquisition and included in the Company’s consolidated results for the year ended December 31, 2025, and the supplemental pro forma revenues and earnings of the combined entity had the acquisition date been January 1, 2024, are as follows:

	Revenues	Net earnings

Actual from acquired entities for 2025	$153,759	$11,639
Supplemental pro forma for 2025 (unaudited)	5,553,279	200,901
Supplemental pro forma for 2024 (unaudited)	5,367,848	204,129

Supplemental pro forma results were adjusted for non-recurring items.

2024 acquisitions:

The Company completed eight acquisitions in 2024, two in the FirstService Residential segment and six in the FirstService Brands segment. In the FirstService Residential segment, the Company acquired two property management firms operating in Tampa, Florida and San Francisco, California, respectively. Within the FirstService Brands segment, the Company acquired an independent restoration company located in Atlanta, Georgia, as well as two fire protection companies operating in Birmingham, Alabama and Asheboro, North Carolina, respectively. Also, within the FirstService Brands segment, the Company acquired three commercial roofing companies headquartered in Fort Myers, Florida, Malabar, Florida, and Denver, Colorado, respectively.

Details of these acquisitions are as follows:

Aggregate
Acquisitions

Accounts receivable	$61,987
Other current assets	25,965
Non-current assets	12,686
Accounts payable	(19,013)
Accrued liabilities	(25,282)
Other current liabilities	(19,524)
Non-current liabilities	(1,385)
Deferred tax liabilities	(34,749)
Redeemable non-controlling interest	(95,143)
$(94,458)

Cash consideration, net of cash acquired of $27,412	$212,246
Acquisition date fair value of contingent consideration	52,802
Total purchase consideration	$265,048

Acquired intangible assets	$156,522
Goodwill	$202,984

In all years presented, the fair values of non-controlling interests for all acquisitions were determined using an income approach with reference to a discounted cash flow model using the same assumptions implied in determining the purchase consideration.

The purchase price allocations of all acquisitions resulted in the recognition of goodwill. The primary factors contributing to goodwill are assembled workforces, synergies with existing operations and future growth prospects. For certain acquisitions completed during the year ended December 31, 2025, goodwill in the amount of $4,219 is deductible for income tax purposes (2024 - $63,397).

The determination of fair values of assets acquired and liabilities assumed in business combinations required the use of estimates and judgement by management, particularly in determining fair values of intangible assets acquired. Intangible assets acquired at fair value on the date of acquisition are recorded using the income approach on an individual asset basis. The assumptions used in estimating the fair values of intangible assets include future EBITDA margins, revenue growth rates, revenue attributable to returning customers, expected attrition rates of acquired customer relationships and the discount rates.

The Company typically structures its business acquisitions to include contingent consideration. Vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to two-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

The fair value of the contingent consideration liability recorded on the consolidated balance sheet as at December 31, 2025 was $46,952 (see note 16). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is determined based on the formula price and the likelihood of achieving specified earnings levels over the contingency period, and ranges from $40,841 to a maximum of $48,048. These contingencies will expire during the period extending to November 2027. During the year ended December 31, 2025, $22,910 was paid with reference to such contingent consideration (2024 - $29,404).

5.	Leases

The Company has operating leases for corporate offices, copiers, and certain equipment. Its leases have remaining lease terms of 1 year to 13 years, some of which may include options to extend the leases for up to 15 years, and some of which may include options to terminate the leases within 1 year. The Company evaluates renewal terms on a lease by lease basis to determine if the renewal is reasonably certain. The amount of operating lease expense recorded in the statement of earnings for the twelve months ended December 31, 2025 was $74,058 (2024 - $65,418).

Other information related to leases was as follows (in thousands, except lease term and discount rate):

Supplemental Cash Flows Information, twelve months ended December 31	2025

Cash paid for amounts included in the measurement of operating lease liabilities	$68,698
Right-of-use assets obtained in exchange for operating lease obligation	$88,602

Weighted Average Remaining Operating Lease Term	6 years
Weighted Average Discount Rate	6.6%

Future minimum operating lease payments under non-cancellable leases as of December 31, 2025 were as follows:

2026	$76,344
2027	66,862
2028	57,514
2029	46,652
2030	33,180
Thereafter	93,314
Total future minimum lease payments	373,866
Less imputed interest	(72,160)
Total	301,706

6.	Components of working capital accounts

	December 31,	December 31,
	2025	2024

Inventories
Work-in-progress	$199,739	$213,752
Finished goods	30,257	20,533
Supplies and other	44,247	45,341

	$274,243	$279,626

Accrued liabilities
Accrued payroll and benefits	$191,157	$192,732
Value appreciation plans(1)	6,533	3,189
Customer advances	10,362	6,747
Other	180,502	164,775

	$388,554	$367,443

(1) Non-current portion of value appreciation plans of $92,046 (2024 - $75,006) is included in Other Liabilities.

7.	Fixed assets

December 31, 2025		Accumulated
	Cost	depreciation	Net

Land	$25	$-	$25
Buildings	4,554	742	3,812
Vehicles	237,421	136,460	100,961
Furniture and equipment	193,247	140,433	52,814
Computer equipment and software	265,305	176,608	88,697
Leasehold improvements	90,363	46,954	43,409
	$790,915	$501,197	$289,718

December 31, 2024		Accumulated
	Cost	depreciation	Net

Land	$24	$-	$24
Buildings	4,567	669	3,898
Vehicles	196,559	114,070	82,489
Furniture and equipment	192,241	136,280	55,961
Computer equipment and software	220,335	146,180	74,155
Leasehold improvements	83,289	45,822	37,467
	$697,015	$443,021	$253,994

Included in fixed assets are vehicles, office and computer equipment under finance lease at a cost of $58,106 (2024 - $50,474) and net book value of $34,430 (2024 - $30,681).

8.	Intangible assets

December 31, 2025	Gross
	carrying	Accumulated
	amount	amortization	Net

Customer relationships	$830,570	$294,823	$535,747
Franchise rights	58,224	51,127	7,097
Trademarks and trade names	64,572	23,289	41,283
Management contracts and other	215,828	115,216	100,612
	$1,169,194	$484,455	$684,739

	Gross
December 31, 2024	carrying	Accumulated
	amount	amortization	Net

Customer relationships	$804,433	$245,507	$558,926
Franchise rights	57,959	47,083	10,876
Trademarks and trade names	64,291	19,765	44,526
Management contracts and other	201,097	99,942	101,155
	$1,127,780	$412,297	$715,483

During the year ended December 31, 2025, the Company acquired the following intangible assets:

		Estimated
		weighted
		average
		amortization
	Amount	period (years)

Customer relationships	$33,581	10.0
Trademarks and trade names	870	10.0
Management Contracts and other	10,584	4.0
	$45,035	8.6

The following is the estimated annual amortization expense for recorded intangible assets for each of the next five years ending December 31:

2026	$75,042
2027	68,057
2028	66,202
2029	64,828
2030	197,507

9.	Goodwill

	FirstService	FirstService
	Residential	Brands	Consolidated

Balance, December 31, 2023	$320,318	859,507	1,179,825
Goodwill acquired during the year	20,839	182,145	202,984
Other items	(1,603)	16,528	14,925
Foreign exchange	(1,687)	(664)	(2,351)
Balance, December 31, 2024	337,867	1,057,516	1,395,383
Goodwill acquired during the year	11,100	90,865	101,965
Other items	-	2,657	2,657
Foreign exchange	1,069	376	1,445
Balance, December 31, 2025	$350,036	$1,151,414	$1,501,450

Based on the quantitative annual impairment assessment performed as of August 1, 2025, the Company concluded that the reporting units were not impaired. Management applied significant judgement in estimating the fair values of the Company’s reporting units, which included selecting significant assumptions relating to the market multiples of EBITDA, and EBITDA, where applicable.

Subsequent to the annual impairment assessment, the Company performed an interim goodwill impairment assessment during the fourth quarter of 2025 on one of the reporting units within the FirstService Brands segment primarily as a result of continued declining organic revenue (revenue exclusive of revenue from acquisitions for a period of twelve months following their acquisition). As of December 31, 2025, total goodwill attributable to this reporting unit was $363,466. As a result of this assessment, the Company determined that no impairment existed for the reporting unit. Testing indicated that the fair value for the reporting unit exceeded its carrying value by less than 5%. If all other assumptions remain constant, a 0.5 decrease in the multiple used would decrease the fair value by approximately 5%, and a 3% decrease in EBITDA would decrease the fair value by approximately 3%.

10.	Long-term debt

	December 31,	December 31,
	2025	2024

Credit Agreement	$859,789	$1,055,119
3.84% Senior Notes	-	30,000
4.53% Notes	60,000	60,000
5.48% Notes	50,000	50,000
5.60% Notes	25,000	25,000
5.64% Notes	50,000	50,000
Capital leases maturing at various dates through 2030	37,887	28,591
	1,082,676	1,298,710
Less: current portion	13,649	41,567

Long-term debt - non-current	$1,069,027	$1,257,143

In February 2025, the Company entered into a third amended and restated credit agreement providing for a $1,750,000 revolving credit facility on an unsecured basis. The maturity date of the revolving credit facility is February 2030. The revolving credit facility bears interest at 0.20% to 2.50% over floating reference rates, depending on certain leverage ratios. The weighted average interest rate for 2025 was 6.3%. As of December 31, 2025, letters of credit in the amount of $37,767 were outstanding ($29,471 as at December 31, 2024). The Facility had $817,753 of available un-drawn credit as at December 31, 2025.

In September 2022 (and as amended in April 2024 for the facility with NYL Investors LLC), the Company entered into two revolving, uncommitted financing facilities for potential future private placement issuances of senior unsecured notes (the “Notes”) aggregating $550,000 with its existing lenders, NYL Investors LLC (“New York Life”) of up to $250,000 and PGIM Private Capital (“Prudential”), of up to $300,000, in each case, net of any existing notes held by them. The facility with New York Life has a term ending April 3, 2027. The Company has the ability to issue incremental Note tranches under the New York Life facility until April 3, 2027, subject to acceptance by New York Life, with varying maturities as determined by the Company, and with coupon pricing determined at the time of each Note issuance. The facility with Prudential expired on September 29, 2025, such that no further private placement issuances of Notes may be made thereunder to Prudential. As part of the closing of the New York Life facility, the Company issued, on a private placement basis to New York Life, $60,000 of 4.53% Notes, which are due in full on September 29, 2032, with interest payable semi-annually.

In January 2024, the Company issued, on a private placement basis to New York Life, $50,000 of 5.48% Notes, which are due in full on January 30, 2029, as well as $25,000 of 5.60% Notes, which are due in full on January 30, 2031, both with interest payable semi-annually. Also in January 2024, the Company issued, on a private placement basis to Prudential, $50,000 of 5.64% Notes, which are due in full on January 30, 2031, with interest payable semi-annually.

The indebtedness under the Credit Agreement and the Notes rank equally in terms of seniority. The Company is prohibited under the Credit Agreement from undertaking certain acquisitions and dispositions, and incurring certain indebtedness and encumbrances, without prior approval of the lenders under the Credit Agreement.

The effective interest rate on the Company’s long-term debt for the year ended December 31, 2025 was 6.1% (2024 - 6.7%). Interest payments made during the year were $73,311 (2024 - $77,390). The estimated aggregate amount of principal repayments on long-term debt required in each of the next five years ending December 31 and thereafter to meet the retirement provisions are as follows:

2026	$13,649
2027	10,209
2028	6,805
2029	55,060
2030 and thereafter	996,953

11.	Redeemable non-controlling interests

The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. The following table provides a reconciliation of the beginning and ending RNCI amounts:

	2025	2024

Balance, January 1	$449,337	$332,963
RNCI share of earnings	15,874	15,624
RNCI redemption increment	29,826	37,775
Distributions paid to RNCI	(17,133)	(9,292)
Purchases of interests from RNCI, net	(33,841)	(24,354)
RNCI recognized on business acquisitions	41,310	95,143
Other	818	1,478
Balance, December 31	$486,191	$449,337

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Common Shares. The redemption amount as of December 31, 2025 was $416,797 (2024 - $402,122). The redemption amount is lower than that recorded on the balance sheet as the formula price of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Common Shares as at December 31, 2025, approximately 2,700,000 such shares would be issued, and would have resulted in an increase of $0.77 to earnings per share for the year ended December 31, 2025.

12.	Capital stock

The authorized capital stock of the Company is as follows:

An unlimited number of Common Shares having one vote per share.

The following table provides a summary of total capital stock issued and outstanding:

	Common Shares
	Number	Amount

Balance, December 31, 2025	45,722,486	$1,006,554

13.	Stock-based compensation

The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its Founder and Chairman. The stock option plan came into existence on June 1, 2015. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a three-to-five-year term, expires five to six years from the date granted and allows for the purchase of one Common Share. All Common Shares issued are new shares. As at December 31, 2025, there were 763,240 options available for future grants. A portion of the options outstanding will vest upon the Company achieving a certain threshold percentage of Adjusted Earnings per Share compounded annual growth over specified measurement periods.

Grants under the Company’s stock option plan are equity-classified awards. The Company estimates the probability of achievement of performance conditions at each reporting period and reflects the estimates in the number of options expected to vest with any changes recognized through stock-based compensation expense. Stock option activity for the year ended December 31, 2025 is as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options - Beginning of period	2,403,004	$149.19
Granted	587,000	171.43
Exercised	(453,814)	136.70
Shares issuable under options - December 31, 2025	2,536,190	$156.57	3.1	$11,634
Options exercisable - End of period	982,754	$150.43	1.4	$6,133

The Company incurred stock-based compensation expense related to these awards of $27,387 during the year ended December 31, 2025 (2024 - $25,311).

As at December 31, 2025, the range of option exercise prices was $128.62 to $171.43 per share.

The following table summarizes information about option exercises during year ended December 31, 2025:

2025

Number of options exercised	453,814

Aggregate fair value	$84,988
Intrinsic value	22,953
Amount of cash received	62,035

As at December 31, 2025, there was $32,022 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years. During the year ended December 31, 2025, the fair value of options vested was $18,458 (2024 - $17,767).

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, utilizing the following weighted average assumptions:

2025

Risk free rate	4.3%
Expected life in years	4.77
Expected volatility	28.2%
Dividend yield	0.6%

Weighted average fair value per option granted	$53.41

The risk-free interest rate is based on the implied yield of a zero-coupon US Treasury bond with a term equal to the option’s expected term. The expected life in years represents the estimated period of time until exercise and is based on historical experience. The expected volatility is based on the historical prices of the Company’s shares over the previous four years.

14.	Income tax

Reported income tax differs from the product of earnings before income tax and the Canadian federal statutory income tax rate which is the rate applicable to the country of domicile of the Company. Differences result from the following items:

	2025		2024

	Amount	Percent	Amount	Percent

Canadian federal statutory tax rate (1)	$39,977	15.0%	$38,685	15.0%
Provincial income taxes, net of federal income tax effect (2)	3,474	1.3%	6,779	2.6%
Foreign tax effects
United States
Statutory tax rate difference between U.S. and Canada	24,669	9.3%	21,275	8.3%
Impact of contingent acquisition consideration fair value adjustments	858	0.3%	(2,863)	-1.1%
Other	1,454	0.5%	1,264	0.5%
Changes in valuation allowances	3,261	1.2%	-	0.0%
Nontaxable or nondeductible items
Nondeductible stock-based compensation	759	0.3%	3,591	1.4%
Other adjustments	1,313	0.5%	1,393	0.5%

Effective tax rate	$75,765	28.4%	$70,124	27.2%

(1) The Canadian federal rate is comprised of the basic Part 1 federal tax rate of 38%, which is net 15% after federal abatement of 10% and the general tax reduction of 13%. Where subsidiaries are taxed in a different jurisdiction, the impact of the difference in statutory rates is included in "Provincial income taxes, net of federal income tax effect" and "Statutory tax rate difference between U.S. and Canada" within the table.

(2) The provinces of Ontario and Alberta made up the majority (greater than 50%) of the tax effect in this category.

Earnings before income tax by jurisdiction comprise the following:

	2025	2024

Canada	$29,193	$58,459
United States	237,319	199,439
Total	$266,512	$257,898

Income tax expense (recovery) comprises the following:

	2025	2024

Current
Canada	$16,477	$16,161
United States	56,441	66,791
	72,918	82,952

Deferred
Canada	(3,725)	(764)
United States	6,572	(12,064)
	2,847	(12,828)

Total	$75,765	$70,124

The significant components of deferred income tax are as follows:

	2025	2024

Deferred income tax assets
Loss carry-forwards	$10,232	$6,382
Expenses not currently deductible	58,973	45,969
Stock-based compensation	15,651	-
Allowance for credit losses	9,687	10,865
Interest expense	2,327	9,144
	96,870	72,360

Deferred income tax liabilities
Depreciation and amortization	169,481	146,941
Basis differences of partnerships and other entities	2,874	2,447
Prepaid and other expenses deducted for tax purposes	5,174	4,432
	177,529	153,820

Net deferred income tax asset (liability) before valuation allowance	(80,659)	(81,460)
Valuation allowance	17,353	1,321

Net deferred income tax asset (liability)	$(98,012)	$(82,781)

The recoverability of deferred income tax assets is dependent on generating sufficient taxable income before the 20 year loss carry-forward limitation. Although realization is not assured, the Company believes it is more likely than not that the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

Income taxes paid, net of refunds received, comprises of the following:

	2025	2024

Canada (Federal)	$7,669	$8,315
Canada (Provincial)	5,879	6,375
United States (Federal)	42,510	40,821
United States (State)	20,926	26,797
Other	5,409	-
Total	$82,393	$82,308

The Company has gross operating loss carry-forwards as follows:

	Loss carry forward		Gross losses not recognized		Net
	2025	2024	2025	2024	2025	2024

Canada	$316	$1,265	$-	$-	$316	$1,265
United States	106,271	77,676	75,106	23,362	31,165	54,314

These amounts above are available to reduce future federal, state, and provincial income taxes in their respective jurisdictions. Net operating loss carry-forward balances attributable to the United States and Canada expire over the next 2 to 20 years.

The Company’s significant tax jurisdictions include the United States and Canada. The number of years with open tax audits varies depending on the tax jurisdictions. Generally, income tax returns filed with the Canada Revenue Agency and related provinces are open for three to four years and income tax returns filed with the U.S. Internal Revenue Service and related states are open for three to five years.

The Company does not currently expect any other material impact on earnings to result from the resolution of matters related to open taxation years, other than noted above. Actual settlements may differ from the amounts accrued. The Company has, as part of its analysis, made its current estimates based on facts and circumstances known to date and cannot predict changes in facts and circumstances that may affect its current estimates.

15.	Net earnings per common share

The following table reconciles the denominator used to calculate earnings per common share:

	2025	2024

Shares issued and outstanding at beginning of period	45,268,672	44,682,427
Weighted average number of shares:
Issued during the period	257,939	337,006
Weighted average number of shares used in computing basic earnings per share	45,526,611	45,019,433
Assumed exercise of stock options, net of shares assumed acquired under the Treasury Stock Method	227,562	260,499
Number of shares used in computing diluted earnings per share	45,754,173	45,279,932

16.	Financial instruments

Concentration of credit risk

The Company is subject to credit risk with respect to its cash and cash equivalents, accounts receivable and other receivables. Concentrations of credit risk with respect to cash and cash equivalents are limited by the use of multiple large and reputable banks. Concentrations of credit risk with respect to the receivables are limited due to the large number of entities comprising the Company’s customer base and their dispersion across many different service lines.

Interest rate risk

The Company maintains an interest rate risk management strategy that uses interest rate hedging contracts from time to time. The Company’s specific goals are to: (i) manage interest rate sensitivity by modifying the characteristics of its debt and (ii) lower the long-term cost of its borrowed funds.

Foreign currency risk

Foreign currency risk is related to the portion of the Company’s business transactions denominated in currencies other than U.S. dollars. A portion of revenue is generated by the Company’s Canadian operations. The Company’s head office expenses are incurred in Canadian dollars which is economically hedged by Canadian dollar denominated revenue.

Fair values of financial instruments

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2025:

	Carrying value at	Fair value measurements
	December 31, 2025	Level 1	Level 2	Level 3

Contingent consideration liability	$46,952	$-	$-	$46,952
Interest rate swap liability	911	-	911	-

The Company has two interest rate swaps in place to exchange the floating interest rate on $200,000 of debt under its Credit Agreement for a fixed rate. The fair value of the interest rate swap asset was calculated through discounting future expected cash flows using the appropriate prevailing interest rate swap curve adjusted for credit risk. The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8% to 10%). The range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is a data point concentration at 9%. A 2% increase in the weighted average discount rate would not have a significant impact on the fair value of the contingent consideration balance.

	2025	2024

Balance, January 1	$67,248	$63,478
Amounts recognized on acquisitions	6,990	52,802
Fair value adjustments	(4,195)	(20,023)
Resolved and settled in cash	(22,910)	(29,404)
Other	(181)	395
Balance, December 31	$46,952	$67,248

Less: current portion	$40,377	$15,307
Non-current portion	$6,575	$51,941

The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of long term debt are Level 2 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 4.5% to 5.0%). The following are estimates of the fair values for other financial instruments:

	2025		2024
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$4,720	$4,720	$3,925	$3,925
Long-term debt	1,082,676	1,090,702	1,298,710	1,302,878

Other receivables include notes receivable from non-controlling shareholders and other non-current receivables.

17.	Contingencies

In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

18.	Related party transactions

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the year ended December 31, 2025 was $10,070 (2024 - $8,497). These amounts are settled monthly in cash, and are priced at market rates. The rental arrangements have fixed terms of up to 10 years.

As at December 31, 2025, the Company had $6,544 of loans receivable from minority shareholders (December 31, 2024 - $8,397). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on market rates plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

19.	Segmented information

Operating segments

The Company has two reportable segments as determined by the chief operating decision maker, who is the Chief Executive Officer of the Company. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings and operating earnings before depreciation and amortization. FirstService Residential provides property management and related property services to residential communities in North America. FirstService Brands provides company-owned and franchised property services to customers in North America. Corporate includes the costs of operating the Company’s corporate head office and is not a segment.

2025	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Revenues	$2,286,597	$3,210,903	$-	$5,497,500
Cost of revenues	1,709,454	1,941,860	-	3,651,314
Selling, general and administrative	352,142	915,475	43,161	1,310,778
Depreciation and amortization	46,780	138,339	90	185,209
Acquisition-related items	7,800	1,258	3,063	12,121
Operating earnings	170,421	213,971		338,078
Other income, net				2,136
Interest expense, net				(73,702)
Income taxes				(75,765)

Net earnings				$190,747

Total assets	$1,015,353	$3,258,780	$9,580	$4,283,713
Total additions to long lived assets	49,538	311,992	-	361,530

2024	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Revenues	$2,134,469	$3,082,425	$-	$5,216,894
Cost of revenues	1,610,531	1,888,443	-	3,498,974
Selling, general and administrative	324,650	854,493	50,398	1,229,541
Depreciation and amortization	37,506	127,672	91	165,269
Acquisition-related items	2,576	(18,263)	1,285	(14,402)
Operating earnings	159,206	230,080		337,512
Other income, net				3,239
Interest expense, net				(82,853)
Income taxes				(70,124)

Net earnings				$187,774

Total assets	$1,064,696	$3,124,584	$5,572	$4,194,852
Total additions to long lived assets	74,880	462,130	-	537,010

Geographic information

Revenues in each geographic region are reported by customer locations.

	2025	2024

United States
Revenues	$4,928,072	$4,566,136
Total long-lived assets	2,356,504	2,178,444

Canada
Revenues	$569,428	$650,758
Total long-lived assets	388,976	426,934

Consolidated
Revenues	$5,497,500	$5,216,894
Total long-lived assets	2,745,480	2,605,378

20.         Impact of recently issued accounting standards

In July 2025, the FASB issued ASU 2025-05 – Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This ASU provides a practical expedient for all entities for the calculation of current expected credit losses (CECL) on current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The guidance is effective January 1, 2026, and should be adopted prospectively. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03 – Disaggregation of Income Statement Expenses (DISE). This ASU requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The guidance is effective January 1, 2027 and should be adopted prospectively with the option for retrospective application. The Company is currently assessing the impact of this ASU on its financial disclosures.

In January 2025, the FASB issued ASU 2025-01 – Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which amends ASU 2024-03. This update clarified the effective date of the guidance introduced in ASU 2024-03.

In September 2025, the FASB issued ASU 2025-06 – Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal – Use Software. This ASU modernizes the existing U.S. GAAP guidance on accounting for internal-use software costs under ASC 350-40 to better reflect current software development practices. The guidance is effective January 1, 2028, and may be adopted prospectively, modified prospectively, or retrospectively, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial disclosures.